Cletha A. Walstrand

Attorney at Law

1328 East 600 North

Bountiful, UT  84010

Office: 801-295-0089  Fax: 801-295-3458

cwalstrand@networld.com

October 14, 2005

Ms. Johanna V. Losert

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Wren, Inc.

Form SB-2, Filed January 21, 2005

File No. 333-122185

Dear Ms. Losert:

Wren, Inc., (the “Company”), has received your comment letter dated February 18, 2005, (“comment letter”) pertaining to the above referenced registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 3 hard copies of the Amendment, two marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Supplementally provide us with any graphics you intend to use as soon as they are available since we will need sufficient time to review and comment on them.

RESPONSE:

We do not intend to use any graphics with this prospectus.

Prospectus Cover Page

2.

Please disclose the estimated offering expenses.

RESPONSE:

We have disclosed our estimated offering expenses of $25,000 on the cover page.

3.

Briefly quantify and describe the costs you expect to deduct from the returned investment in the event investors decide to revoke their subscription.

RESPONSE:

We have deleted the reference to costs associated with any return of investments.

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

4.

Please indicate here whether you will apply for listing on any national securities exchange or the Nasdaq Stock Market. Refer to Item 501(a)(4) of Regulation S-B.

RESPONSE:

We have included the requested language on the cover page.

5.

Rather than indicate that the offering will be open within 120 days of the prospectus, please disclose the proposed termination date.

RESPONSE:

We have revised the prospectus throughout to disclose the proposed termination date.

Prospectus Summary, page 4

Summary of our Company, page 4

6.

In one of the introductory paragraphs, please disclose that your auditors have issued a going concern opinion and that you are a development stage company. In one of the introductory paragraphs, please also disclose that you have no revenue from operations and disclose your net losses, for the most recent audited period and interim stub to provide a financial snapshot of your company.

RESPONSE:

We have added the requested disclosure under the Summary of our Company section.

7.

Please clarify here whether or not you currently have a website. Please also clarify what you mean by a “destination shopping website” versus getting to your website through links from other websites. For instance, if a shopper links to the item you are offering, will he be able to navigate around your website to view other items you are offering?

RESPONSE:

Additional disclosure has been added to clarify that we do not yet have a website.  We have also defined “destination shopping website” and the fact that once a shopper goes to our proposed website, they will be able to navigate through it to view all of the items we have for sale.

About our offering, page 4

8.

We note your disclosure regarding the fact that investors may revoke their subscription prior to you receiving the minimum. Please explain the costs associated with the “costs incurred with the return.”

RESPONSE:

We have eliminated all language regarding costs associated with returns of investment.

Risk factors, page 5

General

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

9.

Indicate in a separate risk factor that, until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest.

RESPONSE:

We have added the requested risk factor.

10.

Please include risk factors for the risks that a liquid market for your common stock may never develop and the risk that you may not be able to absorb the costs of being a public company.

RESPONSE:

We have added the requested risk factor.

11.

Please discuss in a separate risk factor that your officer and director may purchase additional shares for the sole purpose of meeting the minimum and breaking escrow.

RESPONSE:

We have added the requested risk factor.

If we are unable to acquire additional inventory, page 5

12.

From disclosure elsewhere in the document, it does not appear that you have any inventory yet. Please revise to clarify your risk factor subheading, if appropriate, or advise.

RESPONSE:

We do not physically have any inventory.  Our agreement with Pine Valley, Ltd. allows us to sell their inventory piece by piece or we can acquire their entire inventory for $25,000.  However, for the two year term of the agreement, we can access and sell the Pine Valley equipment, therefore, we do not believe this risk factor heading is misleading.

As members of the online liquidation, page 6

13.

You appear to be discussing more than one risk in this risk factor. Please revise to discuss each risk with its own appropriate subheading. The heading of each new risk factor should clearly state the risk resulting from the facts and uncertainties you discuss in the risk factor.

RESPONSE:

Since the referenced risk factors are generic and applicable to all business, we have eliminated this section.

It is likely our stock will become subject to the Penny Stock rules, page 6

14.

Please supplementally tell us whether there is any reason why you believe that you may not become subject to the Penny Stock rules. Otherwise, please revise disclosure to indicate that you will be subject to the Penny Stock rules.

RESPONSE:

We have revised this risk factor to disclose we will be subject to the Penny Stock rules.

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

Shares of stock that are eligible for sale by our stockholders, page 7

15.

Please confirm the date when the resale restrictions relating to the 12 million shares will be lifted under Rule 144.

RESPONSE:

We have revised this risk factor to include a table identifying the date the restricted shares are eligible for sale pursuant to Rule 144.

Use of Proceeds, page 10

16.

Please revise to include the allocation of proceeds assuming numbers of shares between the minimum and maximum are sold.

RESPONSE:

We have added language to state if we raise more than the minimum but less than the maximum any proceeds over the minimum will be applied toward the purchase of additional inventory.

Description of Business, page 10

17.

Please disclose your business activities since your formation as a Nevada corporation in March 2001. Include a discussion of the development of the business over the past three years. Refer to Item 101(a) of Regulation S-B.

RESPONSE:

We have revised the first paragraph in this section to disclose our business activities since inception.

18.

Expand your business discussion to clarify your current circumstances. Discuss what your management is currently doing to further the efforts of the company. Any change from your present situation should be accompanied by a discussion of the cost and the time involved to realize the improvement. For example, estimate when you can begin operations.

RESPONSE:

We have included language describing our current circumstances and management efforts to pursue our business.

19.

Please describe the background of your business relationship with Pine Valley, Ltd. For example, you should disclose how you located this retailer.

RESPONSE:

Our President, Steve White, was introduced to the owner of Pine Valley, Ltd. in a professional capacity.  In a conversation, Mr. White became aware of the Pine Valley inventory and that it was available for sale.  We have included a brief description of the relationship between Mr. White and Pine Valley, Ltd.

20.

Please provide further details on the duration of the option to purchase the entire Pine Valley Ltd. inventory for $25,000. For example, you should state when the option to acquire the entire inventory expires.

RESPONSE:

We have provided the option expiration date and have included the contract as an exhibit to this registration statement.

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

21.

Please explain the bases for your determination that the Pine Valley Ltd. inventory has an estimated retail value of $84,000.

RESPONSE:

We have included language to disclose how the value of the inventory was determined.

22.

Please provide disclosure on the merchant fees you expect to incur for selling your products on eBay, other Internet auctions and classified ads.

RESPONSE:

We have included discussion on the fees we expect to pay for items listed on eBay and other venues.

23.

Please expand this section to detail what your officer does to further the efforts of your company in the 20 hours per week that he devotes to Wren. Also discuss in detail the costs of these efforts.

RESPONSE:

We have included disclosure describing the tasks Mr. White will perform on behalf of the Company.   We have also discussed the costs associated with these efforts.

Government Regulation, page 12

24.

Please describe the specific governmental laws and regulations applicable to your planned business operations.

RESPONSE:

We have included a discussion on current governmental action regarding sales over the internet and the potential for future regulation that could impact our business.

Plan of Operation, page 13

25.

If you are unable to purchase the entire Pine Valley inventory for $25,000, please explain the duration and material terms of your agreement to resell their inventory on an item-for- item basis. For example, explain whether the 71 % discount will apply to each item you decide to resell.

RESPONSE:

We have eliminated any reference to purchasing or re-selling less than the entire inventory.  Our plan of operations and use of proceeds requires us to purchase the entire inventory for $25,000 regardless if we raise only the minimum offering amount.

26.

Clarify how long both the minimum and maximum funds will satisfy your cash requirements.

RESPONSE:

We have clarified this section to identify that we believe we will have sufficient capital to continue operations for twelve months if we meet the minimum or maximum offering amount.  If we exceed the minimum offering amount, we intend to seek additional inventory for re-sale.

Management, page 14

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

Compensation, page 15

27.

Please provide a summary compensation table or advise us why you do not think this is necessary. Refer to Item 402(b) of Regulation. S-B.

RESPONSE:

We have not included a formal compensation table because our sole officer and director has no formal employment agreement with the Company, has received no stock awards or options and will not be paid from the proceeds of the offering.  We have identified the compensation paid to date to Mr. White in a written format rather than a table.

28.

We believe that the amount of the salaries and the number of stock options you intend to grant in the next twelve months, if any, would be material to an investment decision. Accordingly, we suggest that you include that information in the next filing.

RESPONSE:

We have included discussion in the section stating we do not intend to pay any salaries, hire any employees, make any stock awards or grant any stock options to any officers, directors, employees or consultants within the next twelve months.  At such time as our business generates revenue sufficient to cover all other costs associated with our business and we recognize a profit, we may consider an appropriate compensation plan for officers, directors, employees and consultants.

Description of the Securities, Page 16

29.

We note the statement that all outstanding shares will be “validly issued, fully paid and non-assessable.” This is a legal conclusion you are not qualified to make. Please either attribute it to counsel or delete.

RESPONSE:

We have deleted the referenced language from the registration statement.

Market for Common Stock and Related Stockholder Matters, page 17

30.

Please revise to indicate that you only have one officer or director or advise. Similarly revise your discussion under “Plan of Distribution.”

RESPONSE:

We have amended the registration statement accordingly to refer to our “sole” officer and director and to eliminate any confusion as to how many officers and directors we have.

Plan of distribution, page 18

31.

Please discuss here that your officer and director may purchase additional shares for the sole purpose of meeting the minimum and breaking escrow.

RESPONSE:

We have included discussion in the Plan of Distribution stating that our officer and director may purchase additional shares for the sole purpose of meeting the minimum and breaking escrow.

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

Notes to Financial Statements, page 26

Note 1: Summary of Significant Accounting Policies, page 26

32.

Disclose your policy for recognizing revenue. In this regard, we note that you plan to sell inventory that you have bought and taken possession of, as well as sell inventory on a consignment basis. Your revised disclosure should address your policy for each of these revenue streams.

RESPONSE:  We have included the requested disclosure regarding our policy for recognizing revenue.

Note 7, page 28

33.

We note that you can purchase the entire sporting goods inventory from Pine Valley, Ltd. for $25,000 for a period of three months from the date of the execution of the agreement. Since the agreement was executed in October 2004, and the three month period has expired, tell us if you can still purchase the entire inventory for $25,000.

RESPONSE:

Our option to purchase the Pine Valley, Ltd. inventory has been extended until October 31, 2006.  We have revised the registration statement to reflect the extension throughout the document.

Part II.

Exhibit 99.2

34.

A copy of the executed Escrow Agreement should be filed as an exhibit to the Registration Statement prior to effectiveness.

RESPONSE:

We have included a copy of the Escrow Agreement as an exhibit to this registration statement.

Signatures, page 41

35.

Please include signatures for the person or persons acting in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer, and directors. Refer to Form SB-2, Signatures and Instructions 1 and 2 to Signatures.

RESPONSE:

We have revised the signature section to conform with Form SB-2, Signatures and Instructions 1 and 2 to Signatures.

Other

36.

The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

Ms. Johanna V. Losert

U.S. Securities and Exchange Commission

October 14, 2005

RESPONSE:

The appropriate currently dated consent has been included in this amendment.

37.

In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

RESPONSE:

We have included appropriate updated financial statements in this amendment.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law